LORAL STOCKHOLDEERS' PROTECTIVE COMMITTEE "LSPC" C/O WILLIAM J. BUBBERS, SPOKESPERSON 1941 MICHIGAN AVE SPACE COAST COCOA, FLORIDA 32922 (321) 632-8650

LORAL STOCKHOLDERS'
PROTECTIVE COMMITTEE
"LSPC" SEC FORM 13D
INFORMATION

April 22, 2005

SEC 1746 (11-03)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D

ISSUER:  LORAL SPACE & COMMUNICATIONS LTD.

JURICDICTION OF INCORPORATION:  BERMUDA

TITLE OF CLASS OF SECURITIES:  COMMON STOCK, $.10 PAR VALUE

CUSIP NUMBER:  G56462198

AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS:

             AD HOC LORAL STOCKHOLDERS' PROTECTIVE COMMITTEE "LSPC"

             C/O WILLIAM J. BUBBERS, SPOKESPERSON

             1941 MICHIGAN AVENUE, SPACE COAST, COCOA, FLORIDA 32922

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:

             APRIL 25, 2005, FORUM TO DISCUSS COMPETING PLAN OF REORGANIZATION

If the reporting person has previously filed.. N/A

CUSIP NO.  G56462198

April 22, 2005

NAMES OF REPORTING PERSONS

             (A)  WILLIAM J. BUBBERS   ###-##-####

             (B)  1941 MICHIGAN AVENUE, SPACE COAST, COCOA, FLORIDA, 32922

             (C) CERTIFIED PUBLIC ACCOUNTANT, JOHNS BUBBERS &JOHNS P.A.

             (D) Whether or not, during last five years, such person has been .NONE

             (E)  Whether or not, during last five years, such person has been..NONE

             (F)  Citizenship     USA

2.        check the appropriate box if a member of a group.

            (a)     N/A

            (b)     N/A

3.        SEC Use Only

4.        Purpose of the transaction and Reporting:

(a)   LSPC HAS BEEN SUPPORTING THE INTERESTS AND PRESERVATION OF THE COMMON STOCKHOLDERS OF LORAL SPACE AND COMMUNICATIONS, LTD FOR OVER 18 MONTHS

(b)   LSPC'S TRANSACTION AND REPORTING, A FORUM TO DISCUSS TRADITIONAL ROLE OF EQUITY COMMITTEE'S IN CHAPTER 11 CASES AND DRAFT TERMS AND PROVISIONS OF A COMPETING PLAN OF REORGANIZATION.

(c)   SHAREHOLDERS TO FILE A MOTION DEMANDING A LORAL ANNUAL MEETING

(d)   OFFERING A COMPETING PLAN OF REORGANIZATION IN WHICH COMMON STOCKHOLDERS RECEIVE A DISTRIBUTION

(e)   RESPOND TO ACTIONS OF MANAGEMENT OF LORAL SPACE AND COMMUNICATIONS, LTD. , ATTEMPTING TO GROSSLY UNDERSTATE THE COMPANY'S VALUE AND FUTURE REVENUE IN AN EFFORT TO SHUT OUT SHAREHOLDERS AND CURRY FAVOR WITH CREDITORS.

(f)    HOLD MANAGEMENT ACCOUNTABLE FOR ASSETS WRITTEN-OFF.

(g)   RESPOND TO ACTIONS OF MANAGEMENT OF LORAL SPACE AND COMMUNICATIONS, LTD., INCLUDING MANAGEMENT'S INTERNAL CODE OF BEHAVIOR IN THE CHAPTER 11 CASE.

5.       check if disclosure of legal  N/A

April 22, 2005

6.    Citizenship or Place of Organization  USA CITIZEN MEMBERS - A

7.    LORAL SPACE & COMMUNICATIONS, LTD  44,125,000 COMMON STOCK, SHARES ISSUED.

8.    voting power of reporting "person"  LORAL STOCKHOLDERS' PROTECTIVE COMMITTEE "LSPC".   4,711,000 SHARES,  10.7% OF THE VOTING SHARES.

9.    sole dispositive Power.   SAME

10.  shared dispositive Power     N/A

11.  aggregate amount beneficially owned by each reporting person    N/A

12.  check if the aggregate amount row (11) excludes..                          N/A

13.   percent of class represented by amount.         10.7% OF COMMON SHARES.

14.  Type of reporting Person:   INDIVIDUAL, WILLIAM J. BUBBERS, SPOKESPERSON, LORAL STOCKHOLDERS' PROTECTIVE COMMITTEE, 1941 MICHIGAN AVENUE, SPACE COAST, COCOA, FLORIDA, 32922, PHONE 321-632-8650.